OMA announces payment date for

Ps. 1,600 million dividend

Monterrey, Mexico, May 4, 2017—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), announces details for the payment of the dividend that was approved by its Annual Shareholders’ Meeting.

The Annual Shareholders’ Meeting on April 28, 2017 approved the payment of a cash dividend of Ps. 1,600 million, to be paid in a single installment of Ps. 4.00 (Four pesos) per share.

The dividend will be paid on May 16, 2017, against delivery of coupon 2. Payment will be made at the offices of the share depositary, S.D. Indeval, Institución para el Depósito de Valores, S.A. de C.V. (INDEVAL), Reforma No. 255, 3er. piso, Colonia Cuauhtémoc 06500, Mexico City, Mexico, on Monday-Friday from 9:30am to 1pm.

Payment will be made to shareholders registered in OMA’s share registry maintained by INDEVAL, or to others who demonstrate their ownership of shares or certificates in accordance with Mexico’s Securities Markets Law.

The record date for payment will be May 15, 2017, for owners of shares as well as holders of American Depositary Shares (ADSs).

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

• Webpage http://ir.oma.aero

• Twitter http://twitter.com/OMAeropuertos

• Facebook https://www.facebook.com/OMAeropuertos

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Vicsaly Torres Ruiz
Vicsaly Torres Ruiz
Chief Financial Officer

Date: May 4, 2017